UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2017

Commission File Number: 001-38259

ABLYNX NV

(Translation of registrant’s name into English)

Technologiepark 21

9052 Ghent/Zwijnaarde, Belgium

Tel: +32 9 262 00 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On November 21, 2017, Ablynx NV issued a press release announcing its abstract presentation at the 59th Annual Meeting of the American Society of Hematology taking place on December 12, 2017. The full text of the press release regarding the announcement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit	Description

99.1	Press Release dated November 21, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABLYNX NV

Date: November 21, 2017	By:	/s/ Edwin Moses
Edwin Moses
Chief Executive Officer